UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-39734

Oriental Culture Holding LTD.

Room 1310, Tower B, Harbour View Building
Eastern District, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 11, 2025, Oriental Culture Holding Ltd., a Cayman Island exempted company (the “Company”) entered into a sales agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners (the “Agent”), with respect to an at the market offering program (“ATM Program”), under which the Company may, from time to time in its sole discretion, issue and sell through the Agent, acting as sales agent or principal, up to $200 million of ordinary shares of the Company (the “Ordinary Shares”) as disclosed in the Form 6-K filed by the Company on December 11, 2025.

As of February 3, 2026, the Company has sold 5,666,684 Ordinary Shares (on a post 1 for 220 reverse stock split basis that was effected on January 16, 2026) of the Company in the at-the-market transactions under Sales Agreement. The Company has not sold any shares under the ATM Program since February 3, 2026 and will not sell any more ordinary shares through the ATM Program in the next 12 months from the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oriental Culture Holding LTD.

Date: March 16, 2026	By:	/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

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